Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2011	Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.
(Name of Registrant)

200 Bay Street
Royal Bank Plaza, South Tower
Suite 2350
Toronto, Ontario
Canada  M5J 2J2
(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☐                                            Form 40-F     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐   Assigned    File No.  ____________     No     ☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date:	February 14, 2011	By:	/s/ Trent Mell
Trent C. A. Mell
Vice President, Corporate Development, General Counsel
& Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	News Release – “North American Palladium Provides Gold Exploration Update: Exploration Success Supports NAP’s Strategy to Expand Gold Division”
2	News Release – “North American Palladium Provides Palladium Exploration Update: Continued Excellent Results”